235 103rd Street East
Saskatoon, SK S7N 1Y8
Tel: 1.800.979.9794

2026 ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular
Place:	DLA Piper (Canada) LLP Suite 2700, 1133 Melville Street, The Stack Building Vancouver, British Columbia, Canada V6E 4E5
Time:	10:00 a.m. (Vancouver time)
Date:	June 18, 2026

DRAGANFLY INC.

CORPORATE DATA

Head Office

235 103rd Street East
Saskatoon, SK S7N 1Y8

Directors and Officers

Cameron Chell – President, Chief Executive Officer, Executive Chairman and Director
Scott Larson – Director
Kim G.C. Moody – Director
Thomas Modly – Director
Tim Dunnigan – Director
Christopher Miller – Director
Denis Silva – Director
Paul Sun – Chief Financial Officer
Deborah R. Greenberg – Chief Legal and Corporate Services Officer
Paul Mullen – Chief Operating Officer

Registrar and Transfer Agent

Endeavor Trust Corporation

Legal Counsel

DLA Piper (Canada) LLP

Auditor

DMCL LLP, Chartered Professional Accountants

Stock Exchange Listing

Canadian Securities Exchange under symbol "**DPRO**"
The Nasdaq Stock Market LLC under symbol "**DPRO**"
Frankfurt Stock Exchange under symbol "**3U8**"

DRAGANFLY INC.
235 103rd Street East
Saskatoon, SK S7N
Tel: 1.800.979.9794

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "**Meeting**") of the shareholders of Draganfly Inc. (the "**Company**") will be held at Suite 2700, 1133 Melville Street, The Stack Building, Vancouver, British Columbia, Canada V6E 4E5 on June 18, 2026 at 10:00 a.m. (Vancouver time), for the following purposes:

1. To receive the financial statements of the Company for the fiscal year ended December 31, 2025, together with the report of the auditor thereon;

2. To fix the number of directors of the Company at seven (7);

3. To elect the directors of the Company for the ensuing year;

4. To appoint DMCL LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration;

5. To consider and, if deemed advisable, pass a resolution ratifying, confirming and approving the Company's share compensation plan with certain amendments, as such resolution is set forth in the management information circular for the Meeting (the "**Information Circular**"); and

6. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Accompanying this Notice is the Information Circular and a form of proxy (including the Financial Statement Request Form). The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are unable to attend the Meeting in person, you are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting online via Microsoft Teams at https://www.microsoft.com/en/microsoft-teams/join-a-meeting (Meeting ID: 262 362 233 185 932 and Passcode: h7dZ6qC3).

Shareholders may also attend the Meeting by dialing your local number which can be located at https://dialin.teams.microsoft.com/df1df43d-dc4f-4f50-a77b-b9f70994b16a?id=476638746 (Conference ID: 837 347 514#).

Those who attend the Meeting online or by teleconference are requested to read the notes to the enclosed form of proxy and then to, complete, sign and return the same in accordance with the instructions set out therein and in the Information Circular.

While registered shareholders are entitled to attend the Meeting in person, we strongly recommend that all shareholders vote by proxy and accordingly ask that registered shareholders read the notes to the enclosed form of proxy and then complete, sign and return the same in accordance with the instructions set out therein and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 29th day of April, 2026.

BY ORDER OF THE BOARD

(signed) "Cameron Chell"
President, Chief Executive Officer, Executive Chairman and Director

DRAGANFLY INC.
235 103rd Street East
Saskatoon, SK S7N 1Y8
Tel: 1.800.979.9794

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise stated, the information contained in this management information circular (this "**Information Circular**") is given as at April 29, 2026. Except as otherwise indicated, all dollar amounts in this Information Circular are expressed in Canadian dollars and references to $ are to Canadian dollars. References to US$ are to United States dollars.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Draganfly Inc. (the "**Company**") for use at the annual general meeting of shareholders of the Company (and any adjournment thereof) to be held on June 18, 2026 (the "**Meeting**") at the time and place and for the purposes set forth in the accompanying notice of meeting ("**Notice of Meeting**").

If you are unable to attend the Meeting in person, you are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting online via Microsoft Teams at https://www.microsoft.com/en/microsoft-teams/join-a-meeting (Meeting ID: 262 362 233 185 932 and Passcode: h7dZ6qC3).

Shareholders may also attend the Meeting by dialing your local number which can be located at https://dialin.teams.microsoft.com/df1df43d-dc4f-4f50-a77b-b9f70994b16a?id=476638746 (Conference ID: 837 347 514#).

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

Pursuant to National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**"), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares of the Company ("**Common Shares**"). The cost of any such solicitation will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the board of directors of the Company (the "**Board of Directors**" or the "**Board**").

NOTICE-AND-ACCESS

The Company is sending out proxy-related materials to shareholders using the notice-and-access provisions under National Instrument 51-102 – *Continuous Disclosure Obligations* ("**NI 51-102**") and NI 54-101 (together with NI 51-102, the "**Notice-and-Access Provisions**"). The Company anticipates that use of the Notice-and-Access Provisions will benefit the Company by reducing the postage and material costs associated with the printing and mailing of the proxy-related materials and will also reduce the environmental impact of such actions.

The Notice of Meeting, the Information Circular, a notice containing the Notice-and-Access Provisions, the Company's management's discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2025 (the "**MD&A**") and the audited consolidated financial statements of the Company and accompanying notes for the year ended December 31, 2025 (together with the MD&A, the "**MD&A and Financials**") together with the auditor's report thereon will be available on the

System for Electronic Document Analysis and Retrieval ("**SEDAR+**") at www.sedarplus.ca. The Meeting materials will also be available at the Company's website at www.draganfly.com.

Shareholders are reminded to review the Information Circular before voting. Shareholders will receive a notice package (the "**Notice Package**") containing a notice with information prescribed by the Notice-and-Access Provisions and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder). The Company will not use procedures known as "stratification" in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a copy of the Information Circular to some securityholders with a Notice Package.

Shareholders with questions about notice-and-access can call the Company's transfer agent, Endeavor Trust Corporation ("**Endeavor Trust**") toll-free at 1-888-787-0888 (Canada and the U.S. only) or direct at (604) 559-8880 (outside Canada and the U.S.). Shareholders may obtain paper copies of the Information Circular and the MD&A and Financials free of charge by calling (604) 559-8880 at any time up until and including the date of the Meeting, including any adjournment or postponement thereof. Any Shareholder wishing to obtain a paper copy of the Meeting materials should submit their request no later than no later than June 4, 2026 in order to receive paper copies of the Meeting materials in time to vote before the Meeting. Under the Notice-and-Access Provisions, the Meeting materials will be available for viewing at www.draganfly.com for one year from the date of posting.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company (collectively, "**Management's Nominees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM, HER OR IT AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.**

REGISTERED SHAREHOLDERS

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a) completing, dating and signing the enclosed form of proxy and returning it to Endeavor Trust, by fax (604) 559-8908, or by mail at #702-777 Hornby Street, Vancouver, BC, V6Z 1S4; or

(b) using the internet through the website of Endeavor Trust at www.eproxy.ca. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the control number and the password.

A proxy will not be valid unless the completed form of proxy is received by Endeavor Trust not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") should note that only registered shareholders may vote at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such

shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers' clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**"). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.**

Beneficial Shareholders may fall into two categories - those who object to their identity being made known to the issuers of the securities which they own ("**Objecting Beneficial Owners**") and those who do not object to their identity being made known to the issuers of the securities which they own ("**Non-Objecting Beneficial Owners**"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Owners from intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy-related materials directly to Non-Objecting Beneficial Owners. The Company is sending meeting materials to Non-Objecting Beneficial Owners with the assistance of Broadridge (as defined herein). The Company does not intend to pay for intermediaries to deliver the meeting materials to Objecting Beneficial Owners. Objecting Beneficial Owners will not receive the materials unless their intermediary assumes the cost of delivery. The Company's Non-Objecting Beneficial Owners and Objecting Beneficial Owners can expect to be contacted by Broadridge or their brokers or their broker's agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. **Beneficial shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

REVOCATION OF PROXIES

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Endeavor Trust at #702-777 Hornby Street, Vancouver, BC, V6Z 1S4 or at the address of the registered office of the Company at Suite 2700, 1133 Melville Street, The Stack Building, Vancouver, British Columbia, Canada V6E 4E5 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

UNITED STATES SHAREHOLDERS

This solicitation of proxies involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the *United States Securities Exchange Act of 1934*, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the *Business Corporations Act* (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons proposed by management of the Company as proxyholders in the accompanying form of proxy will:

(a) be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b) where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH COMMON SHARES WILL BE VOTED **IN FAVOUR** OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting

are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	unlimited number of Common Shares without par value
Issued and Outstanding as at the date hereof:	36,495,939 Common Shares without par value

The Common Shares are the only voting securities of the Company. Only shareholders of record at the close of business on April 29, 2026, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share.

To the knowledge of the Board and executive officers of the Company, as at the date hereof, no persons or companies beneficially own, directly or indirectly or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the ordinary resolutions described herein.

RECEIPT OF FINANCIAL STATEMENTS

The financial statements of the Company for the fiscal year ended December 31, 2025, together with the report of the auditor thereon, will be presented to the shareholders at the Meeting. No vote by the shareholders is required to be taken on the financial statements.

NUMBER OF DIRECTORS TO BE ELECTED AND ELECTION OF DIRECTORS

The Board of Directors presently consists of seven (7) directors. All of these directors are being nominated for re-election at the Meeting other than Scott Larson who will not be standing for re-election. In addition, Paul Dadwal is being nominated for election as a new director at the Meeting. Accordingly, shareholders will be asked to fix the number of directors at seven (7) and to elect the seven (7) persons listed below as directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as the nominees of management and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia).

The Articles of the Company include an advance notice provision. The purpose of the advance notice

provision is to provide shareholders, directors, and management of the Company with direction on the procedure for shareholder nomination of directors. The advance notice provision is the framework by which the Company seeks to fix a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form. A copy of the Articles is available under the Company's SEDAR+ profile at www.sedarplus.ca.

The following table and notes thereto states the name of each person proposed to be nominated by management for election as a director (a "**proposed director**"), the province or state and country of residence, all offices of the Company now held by the proposed director, their principal occupation, the period of time for which they have been a director of the Company, and the numbers of Common Shares beneficially owned by them, directly or indirectly, or over which they exercises control or direction, as at the date hereof.

Name, Position, Province or State and Country of Residence[1]	Principal Occupation[1]	Director Since	Number of Common Shares beneficially owned or directly or indirectly controlled[2]
Cameron Chell[3][6] President, CEO, Executive Chairman and Director British Columbia, Canada	President and CEO of the Company since April 27, 2022; Executive Chairman of the Company since January 15, 2026.	August 14, 2019	23,993
Kim G.C. Moody[4][5] Director Alberta, Canada	Chartered Accountant, Registered Trust and Estate Practitioner and a tax specialist practicing in Calgary as the founder with Moodys Private Client Law LLP / Moodys Private Client LLP and Moodys Tax (a division of Moodys Private Client Law LLP).	July 18, 2024	3,180
Thomas Modly[3][4][6] Director Florida, United States	Independent consultant and author.	July 25, 2024	6,236
Tim Dunnigan[4][5] Director Florida, United States	CEO and President of MMS Products, Inc., a defense and tactical technology company.	July 25, 2024	6,236
Christopher Miller Director[5] Virginia, United States	Founder and CEO of FPF Defense, a U.S.-based defense technology company focused on counter drone capabilities.	March 19, 2025	4,236
Denis Silva[3][6] Director British Columbia, Canada	Corporate and securities partner with the law firm DLA Piper (Canada) LLP since July 2020.	August 14, 2019	Nil
Paul Dadwal Director Nominee British Columbia, Canada	Founder of Ari & Co Capital, a venture capital firm	N/A[7]	Nil

Notes:

(1) The information as to the province or state, and applicable country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to the Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) Denotes member of the Finance Committee. Cameron Chell is the chair of the Finance Committee.

(4) Denotes member of the Audit Committee. Kim G.C. Moody is the chair of the Audit Committee.

(5) Denotes member of the Compensation Committee. Tim Dunnigan is the chair of the Compensation Committee.

(6) Denotes member of the Nominating and Corporate Governance Committee. Denis Silva is the chair of the Nominating and Corporate Governance Committee.

(7) Paul Dadwal is a new director nominee and has not previously been a director of the Company.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors of the Company:

(a) is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company, including the Company and any personal holding companies of the proposed director, that: (i) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation in each case for a period of 30 consecutive days, that was issued after the person ceased to be a director, chief executive officer or chief financial officer in the company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is as at the date of this Information Circular or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company, including the Company and any personal holding companies of the proposed director, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager as trustee appointed to hold the assets of the proposed director.

Cameron Chell has been a director of Pounce Technologies Inc. ("**Pounce**") since October 2017. A cease trade order was issued by the Alberta Securities Commission on March 5, 2024 against Pounce due to Pounce's failure to file its annual audited financial statements, annual management's discussion and analysis and certification of the annual filings for the year ended October 31, 2023.

Other than as disclosed herein, none of the proposed directors of the Company (or any of their personal holding companies) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority after January 1, 2001; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPROVAL OF SHARE COMPENSATION PLAN

The Canadian Securities Exchange ("**CSE**") Policy 6 "*Distributions & Corporate Finance*" mandates all listed companies with an evergreen plan (also known as a rolling plan), such as the Company's share compensation plan (the "**Share Compensation Plan**"), to obtain shareholder approval within three years after institution and within every three years thereafter. The Share Compensation Plan was previously approved by securityholders on June 21, 2023, which approval is effective until June 21, 2026.

At the Meeting, shareholders will be asked to vote on an ordinary resolution (the "**Plan Resolution**") to approve and ratify the Share Compensation Plan including the Amendments (as defined below), as

described in more detail in the section "*Statement of Executive Compensation – Share Compensation Plan*" below, as a "rolling up to 15%" share compensation arrangement and to satisfy applicable requirements of the CSE for continued availability of grants thereunder.

The Plan Resolution is an ordinary resolution requiring approval by more than 50% of the votes cast by shareholders present in person or represented by proxy at the Meeting. In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby FOR the Plan Resolution.

The full text of the Plan Resolution is as follows:

"**RESOLVED AS AN ORDINARY RESOLUTION THAT:**

1. The Share Compensation Plan including the Amendments, substantially in the form attached as Schedule A to the Information Circular, and all unallocated entitlements under the Share Compensation Plan, are hereby ratified, confirmed and approved, and shall continue and remain in effect until further ratification is required pursuant to the rules of the CSE or other applicable regulatory requirements.

2. As required by the policies of the CSE, the Company shall seek shareholder approval of the Share Compensation Plan no later than June 18, 2029, or such other date that is no later than three (3) years from the date that the Plan Resolution is approved.

3. The maximum number of Common Shares reserved for issuance under the Share Compensation Plan shall be no more than 15% of the Common Shares at the time of any grant of Options or award of RSUs.

4. The Company be authorized and directed to issue such Common Shares pursuant to the Share Compensation Plan as fully paid and non-assessable Common Shares.

5. The Administrators (as such term is defined in the Share Compensation Plan) be authorized to make such amendments to the Share Compensation Plan from time to time in accordance with the terms of the Share Compensation Plan and the polices of the CSE.

6. Any one director or officer of the Company be authorized and directed, for and on behalf of the Company, to take all such actions and to execute and deliver all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution."

The Plan Resolution must be approved by a simple majority of the votes cast at the Meeting by the holders of Common Shares. If the Share Compensation Plan is not approved by the shareholders, all unallocated entitlements must be cancelled and the Company is not permitted to grant further entitlements under the Share Compensation Plan, until such time as shareholder approval is obtained. Therefore, if the Share Compensation Plan is not approved by the shareholders, the Company will have to consider other methods of compensating and providing incentives to directors, officers, employees and consultants. The Board recommends that you vote in favour of the above Plan Resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the Plan Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Governance

NEOs

For the purposes of this Information Circular, a "**Named Executive Officer**", or "**NEO**", means each of the following individuals:

(a) each individual who, during any part of the Company's financial years indicated in this Statement of Executive Compensation section, served as chief executive officer of the Company ("**CEO**"), including an individual performing functions similar to a CEO;

(b) each individual who, during any part of the Company's financial years indicated in this Statement of Executive Compensation section, served as chief financial officer of the Company ("**CFO**"), including an individual performing functions similar to a CFO;

(c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the financial year ended December 31, 2025, whose total compensation was, individually, more than $150,000, as determined in accordance with the compensation table below, for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the financial year ended December 31, 2025.

Based on the foregoing definitions, during the Company's last three completed financial years, the Company had four (4) Named Executive Officers: Cameron Chell, the CEO and President, Paul Sun, the CFO, Deborah R. Greenberg, the Chief Legal and Corporate Services Officer and Paul Mullen, the Chief Operating Officer.

Compensation Committee - Overview

The Compensation Committee is responsible for ensuring that the Company has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Company's executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Company's compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, as well as stock option ("**Option**") grants, and restricted share unit ("**RSU**") grants to the directors, officers, employees and consultants pursuant to the Company's share compensation plans. The Share Compensation Plan (as defined below) assists the Company in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of the Company's NEOs. See the section below entitled "*Incentive Plan Awards – Share Compensation Plan*" for details.

The Compensation Committee currently consists of Tim Dunnigan (Chair), Christopher Miller and Kim G.C. Moody, all of whom were affirmatively determined by the Board to be independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each member of the Compensation Committee has direct experience relevant to their responsibilities on the Compensation Committee,

including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration for companies within the Company's peer group.

Compensation Committee - Philosophy and Objectives

The philosophy used by and the objectives of the Compensation Committee and the Board in determining compensation is that the compensation should:

1. assist the Company in attracting and retaining high caliber executives;

2. align the interests of executives with those of the shareholders of the Company;

3. reflect the executive's performance, expertise, responsibilities and length of service to the Company; and

4. reflect the Company's current state of development, performance and financial status.

The Company's executive compensation program is intended to provide an appropriate overall compensation package that permits the Company to attract and retain highly qualified and experienced senior executives and to encourage superior performance by the Company. The Company's compensation policies are intended to motivate individuals to achieve and to award compensation based on corporate and individual results. The compensation of the Company's executive officers is established based on a relatively equal weighing of each of these considerations.

The Compensation Committee is responsible for administering the Company's compensation policies and practices and considering all risks associated with them. The Compensation Committee ensures that the Company's compensation policies and practices are balanced in that they will motivate employees, be cost effective, while at the same time ensuring market competitiveness to attract and retain high quality employees. No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

The Company does not have a pension plan benefit program nor a non-equity incentive plan in place. Therefore, there were no payments or benefits in connection with a defined benefit or a defined contribution plan and no annual incentive plan or long term incentive plan awards offered to the Named Executive Officers during the Company's most recently completed financial year.

Compensation Consultants

The Compensation Committee has the authority to retain and receive advice from compensation consultants or advisors to carry out its duties. In January 2023, the Compensation Committee retained Hugessen Consulting Inc. ("**Hugessen**") as an independent compensation advisor with a mandate to review and make recommendations regarding the Company's compensation arrangements for its executive team and to recommend changes to align pay elements and strategy with both current market practices and the Company's long-term business strategy. The reports containing Hugessen's recommendations were used by the Compensation Committee to guide and assist it in determining annual base salaries, and their recommendations will be used to guide and assist in determining the bonuses and equity-based compensation for the executive team.

The following table illustrates the aggregate fees billed by Hugessen for services provided during the two most recently completed financial years:

Nature of Fee	December 2025 ($)	December 2024 ($)
Executive Compensation-Related Fees	35,748.17	Nil
All Other Fees	Nil	Nil

Compensation Components

The compensation of the Company's NEOs is comprised primarily of (i) base salary, (ii) short-term incentives in the form of cash bonuses, and (iii) long-term incentives in the form of Option grants and RSU grants under the Share Compensation Plan.

In establishing levels of compensation, the NEO's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executive officers of other companies of comparable size and development are considered as well as taking into account the financial and other resources of the Company.

In assessing compensation levels, the Compensation Committee also relies on the experience of its members as officers and directors of other companies that are similar in size to the Company. The purpose of this comparison to other companies is to:

1. understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

2. identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

3. establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee's approval.

Base Salary

The Compensation Committee performs an annual assessment of all NEO compensation levels. The review for each NEO is based on an assessment of factors such as:

1. current competitive market conditions;

2. compensation levels for companies within the Company's peer group; and

3. particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO, CFO and other NEOs.

Short-term Incentives

Awards under the Company's short-term incentive plan are made by way of cash bonuses, which are based on the performance of the executive against predetermined individual performance objectives and the performance of the Company against predetermined annual corporate performance objectives. The Compensation Committee recommends, and the Board approves, short-term incentives for each NEO.

The Compensation Committee assesses each NEO's performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Company that arise on a day-

to-day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual short-term incentives for the NEOs.

Long Term Compensation

The Company's long-term incentive program is also designed to align the interests of the executives with those of its shareholders. These incentives consist of two share-based compensation components: Options and RSUs. The long-term incentive award value for each Named Executive Officer is dependent on the officer's role, experience, performance, and peer market data.

Options and RSUs are granted under the Share Compensation Plan to directors, executive officers, employees, consultants and other service providers of the Company and are intended to align such individual's and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in the Share Compensation Plan rewards overall corporate performance, as measured through the price of shares in the Company. In addition, the Share Compensation Plan enables executives to develop and maintain a significant ownership position in the Company. See also "*Incentive Plan Awards – Share Compensation Plan*".

Performance graph

The following graph shows the change in the value of $100 invested in our Common Shares between January 1, 2021 and December 31, 2025, compared to $100 invested in the CSE Composite Index.


Draganfly Value vs CSE Composite Index
Jan.1, 2021 - Dec. 31, 2025
CDNS
400
350
300
250
200
150
100
50
0
1/1/2021
4/1/2021
7/1/2021
10/1/2021
1/1/2022
4/1/2022
7/1/2022
10/1/2022
1/1/2023
4/1/2023
7/1/2023
10/1/2023
1/1/2024
4/1/2024
7/1/2024
10/1/2024
1/1/2025
4/1/2025
7/1/2025
10/1/2025
INVESTMENT VALUE CSE COMPOSITE INDEX
INVESTMENT VALUE

The trend in the performance graph does not correlate to the trend of the compensation paid to the NEOs. As described under "*Compensation Components*", base salaries reflect each executive officer's primary duties and responsibilities and are set at levels based on responsibility, experience and expertise as well as subjective factors such as leadership. The Company has concluded that management must be compensated based on competitive market conditions and the value of the services provided, irrespective of Common Share price movements. Options and RSUs granted pursuant to the Share Compensation Plan each form a significant portion of compensation, and therefore total compensation for the Named Executive Officers is affected by increases or decreases in the price of the Common Shares as the value of such Options and RSUs changes as the Company's share price changes.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to the NEOs for the financial years ended December 31, 2025, 2024 and 2023:

Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)(1)(2)	Option-Based Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation ($)	Total Compen-sation ($)
					Annual Incentive Plans(4)	Long-Term Incentive Plans			
Cameron Chell(5)(6)	2025	437,750	156,128	Nil	196,988	Nil	Nil	Nil	790,865
President, CEO and Director	2024	434,562	259,001	Nil	53,125	Nil	Nil	Nil	746,688
	2023	408,333	287,020	Nil	Nil	Nil	Nil	Nil	695,353
Paul Sun	2205	275,010	98,085	Nil	137,505	Nil	Nil	Nil	510,600
CFO	2024	273,006	162,713	Nil	46,725	Nil	Nil	Nil	484,448
	2023	262,096	144,640	Nil	Nil	Nil	Nil	Nil	406,736
Paul Mullen	2025	257,500	91,839	Nil	115,875	Nil	Nil	Nil	465,214
Chief Operating Officer	2024	255,625	152,353	Nil	43,750	Nil	Nil	Nil	453,603
	2023	238,461	135,600	Nil	Nil	Nil	Nil	Nil	374,061
Deborah R. Greenberg	2025	309,000	110,208	Nil	154,500	Nil	Nil	Nil	573,708
	2024	306,750	182,824	Nil	63,750	Nil	Nil	Nil	553,324
Chief Legal and Corporate Services Officer	2023	292,788	162,720	Nil	Nil	Nil	Nil	Nil	455,508

Notes:

(1) "Share-Based Award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

(2) Represents the number of RSUs awarded multiplied by the market price of the underlying Common Shares on the award date. This methodology was chosen in order to be consistent with industry.

(3) "Option-Based Award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features.

(4) Represents annual cash bonus awards that are declared annually. See "Short-term Incentives" above. The Company does not have a formal bonus plan and the amount of bonuses paid is not set in relation to any formula or specific criteria but is a result of a subjective determination by the Compensation Committee and the Board based on performance metrics set by the Board at the beginning of a financial year.

(5) Mr. Chell did not receive any additional compensation for serving as director of the Company.

(6) Mr. Chell provides his services through the Chell Consulting Agreement (as defined below). See below "Termination and Change of Control Benefits".

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each Named Executive Officer all awards outstanding at the end of the financial year ended December 31, 2025, including awards granted before the most recently completed financial year.

Name and Title	Option-Based Awards				Share-Based Awards[2]		
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration date	Value of Unexercised in-the-money Options[1] ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)	Market or Payout Value of vested Share-Based Awards not paid out or distributed ($)
Cameron Chell President, CEO and Director	2,000	62.50	October 30, 2029	Nil	19,216 40,816	183,513 389,793	Nil
Paul Sun CFO	1,333	62.50	October 30, 2029	Nil	12,072 25,642	115,288 244,881	Nil
Paul Mullen Chief Operating Officer	400	253.75	April 27, 2031	Nil	11,304 24,010	107,953 229,296	Nil
Deborah R. Greenberg Chief Legal and Corporate Services Officer	Nil	N/A	N/A	N/A	13,564 28,812	129,536 275,155	Nil

Notes:

(1) Based on the difference between the closing market price of the Common Share on December 31, 2025 and the exercise price of the option-based award, multiplied by the number of Common Shares available for the purchase under the option-based award.

(2) Based on the closing market price of the Common Shares on December 31, 2025 multiplied by the number of unvested RSUs.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards, the value of share-based awards which vested during the financial year ended December 31, 2025, and the non-equity incentive plan compensation earned during the financial year ended December 31, 2025 by the Named Executive Officers.

Name and Title	Option-Based Awards - Value vested during the year ($)[1]	Shares-Based Awards - Value vested during the year ($)[2]	Non-Equity Incentive Plan Compensation - Value earned during the year ($)[3]
Cameron Chell President, CEO and Director	N/A	211,975[4]	See note (3) below
Paul Sun CFO	N/A	131,280[5]	See note (3) below
Paul Mullen Chief Operating Officer	N/A	122,922[6]	See note (3) below
Deborah R. Greenberg Chief Legal and Corporate Services Officer	N/A	147,510[7]	See note (3) below

Notes:

(1) No Options vested during the financial year ended December 31, 2025.

(2) Represents the number of RSUs multiplied by the market price of the underlying Common Shares on the vesting date, or if the vesting date was not a trading day, the closing price of the last trading day before the vesting date.

(3) Annual cash bonuses paid during the financial year ended December 31, 2025, to the NEOs for their contribution made in the financial year ended December 31, 2024 have been included in the "Summary Compensation Table" above.
(4) Represents (i) 3,387 RSUs vested on March 20, 2025; (ii) 9,608 RSUs vested on May 20, 2025; and (iii) 20,408 RSUs vested on September 20, 2025.
(5) Represents (i) 1,707 RSUs vested on March 20, 2025; (ii) 6,036 RSUs vested on May 20, 2025; and (iii) 12,821 RSUs vested on September 20, 2025.
(6) Represents (i) 1,600 RSUs vested on March 20, 2025; (ii) 5,651 RSUs vested on May 20, 2025; and (iii) 12,004 RSUs vested on September 20, 2025.
(7) Represents (i) 1,920 RSUs vested on March 20, 2025; (ii) 6,782 RSUs vested on May 20, 2025; and (iii) 14,405 RSUs vested on September 20, 2025.

Share Compensation Plan

The CSE mandates securityholder approval of the Share Compensation Plan within three years after institution and within every three years thereafter. The Share Compensation Plan was previously approved by securityholders on June 21, 2023, which approval is effective until June 21, 2026. Therefore, shareholders will be asked to approve the Share Compensation Plan at the Meeting.

On April 29, 2026, the Board approved an amendment to the Share Compensation Plan by including a clawback provision and the definition of same (together, the "**Amendments**") in accordance with the clawback policy effective October 2, 2023, and as it may be amended, replaced, or restated from time to time (the "**Clawback Policy**") which was adopted by the Board. The Amendments will allow the Company to recover previously paid security-based compensation from Participants (as such term is defined below) under certain conditions. Aside from the Amendments, there are no other changes or amendments to the Share Compensation Plan, and the Share Compensation Plan is substantively similar in all other respects.

The purpose of the Clawback Policy is to provide for the recoupment of certain incentive compensation pursuant to Section 954 of the *Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010*, in the manner required by Section 10D of the *Securities Exchange Act of 1934*, as amended, Rule 10D-1 promulgated thereunder, and the Nasdaq Listing Rule 5608.

Pursuant to the Amendments, any RSU or Stock Option issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such RSU, Stock Option, or Common Shares, shall be subject to recoupment, forfeiture, cancellation, or other action in accordance with the terms of the Clawback Policy. The Company will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Company, and such Participant will be required to forfeit or repay to the Company, the amount determined to be recoverable in accordance with the Clawback Policy.

Overview

The Share Compensation Plan is a "rolling" plan prepared in accordance with the policies of the CSE, pursuant to which the maximum number of Common Shares issuable under the Share Compensation Plan and any other share compensation arrangement of the Company including the RSUs that may be awarded under the Share Compensation Plan, is 15% of the Common Shares then issued and outstanding.

The Share Compensation Plan provides participants (each, a "**Participant**"), who may include participants who are citizens or residents of the United States (each, a "**US Participant**"), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See "*Restricted Share Units – Vesting Provisions*" below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See "*Options – Vesting Provisions*" below.

The key terms of the Share Compensation Plan including the Amendments are summarized below. The full text of the Share Compensation Plan including the Amendments is attached as Schedule A to the

Information Circular. The description of the material terms of the Share Compensation Plan below is intended only to provide a summary of the material terms of the Share Compensation Plan. In the event of an inconsistency between the description of the material terms of the Share Compensation Plan below and the text of the Share Compensation Plan, the text of the Share Compensation Plan will prevail.

Capitalized terms used in the below summary of the Share Compensation Plan but not defined herein have the meanings given to them in the Share Compensation Plan and in the CSE policies.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Eligible Persons

The following people are eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any director of the Company or any director of any subsidiary of the Company, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Company) or a corporation that is not a U.S. Person that: (a) is engaged to provide on an ongoing *bona fide* basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to an offer or sale of securities of the Company in a capital raising transaction, or services that promote or maintain a market for the Company's securities; (b) provides the services under a written contract between the Company or the affiliate and the individual or the Company, as the case may be; (c) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and (d) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company).

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the "**Administrators**") based on the recommendation of the Board or the compensation committee of the Board, if applicable. The Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the CSE.

Restrictions on the Award of RSUs and Grant of Options

The awards of RSUs and grants of Options under the Share Compensation Plan are subject to a number of restrictions:

(a) the total number of Common Shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements of the Company cannot exceed 15% of the Common Shares then outstanding; and

(b) the aggregate sales price (meaning the sum of all cash, property, notes, cancellation of debt, or other consideration received or to be received by the Company for the sale of the securities) or amount of Common Shares issued during any consecutive 12 month period will not exceed the greatest of the following: (i) US$1,000,000; (ii) 15% of the total assets of the Company, measured

at the Company's most recent balance sheet date; or (iii) 15% of the outstanding amount of the Common Shares, measured at the Company's most recent balance sheet date.

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Restricted Share Units

The total number of Common Shares that may be issued on exercise of Options and RSUs, together with any other share compensation arrangements of the Company, shall not exceed 15% of the number of issued and outstanding Common Shares from time to time.

Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. After the relevant date of vesting of any RSUs awarded under the Share Compensation Plan, a Participant shall be entitled to receive and the Company shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant's account multiplied by the volume weighted average price of the Common Shares traded on the CSE for the five (5) consecutive trading days prior to the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's RSUs in the Participant's account will be, duly issued as fully paid and non assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (each an "**RSU Agreement**"); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the current intention that RSUs may be awarded with both time based vesting provisions as a component of the Company's annual incentive compensation program, and performance based vesting provisions as a component of the Company's long term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an "**Event of Termination**"). In such circumstances, any vested RSUs will be issued, and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting; and unless otherwise determined by the Administrators in their discretion, any unvested RSUs will be automatically forfeited and cancelled (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such RSU as set forth in the applicable RSU Agreement). Notwithstanding the above, if a person retires in accordance with the Company's retirement policy at such time, the pro rata portion of any unvested performance based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options

The total number of Common Shares that may be issued on exercise of Options and RSUs, together with any other share compensation arrangements of the Company, shall not exceed 15% of the number of issued and outstanding Common Shares from time to time.

Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility, through the amendment provisions in the Share Compensation Plan, to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan's reserve.

Vesting Provisions

The Share Compensation Plan provides that the Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option agreement will disclose any vesting conditions prescribed by the Administrators.

Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the termination of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options will be (whether or not then exercisable) automatically cancelled.

Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Market Price on the date of grant. "**Market Price**" is defined in the Share Compensation Plan, as of any date, the closing price of the Common Shares on the CSE for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange, the Market Price shall be determined in good faith by the Administrators.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Unless otherwise determined by the Board, in the event of a change of control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event, including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Clawback Provision

The Share Compensation Plan allows the Company to recover previously paid security-based compensation from Participants under certain conditions in accordance with the terms of the Clawback Policy. A RSU or Stock Option issued, granted, or awarded to any Participant, and any Common Shares issued under the Share Compensation Plan, and any amount received by any Participant with respect to any such RSU, Stock Option, or Common Shares, shall be subject to recoupment, forfeiture, cancellation, or other action in accordance with the terms of the Clawback Policy. The Company will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Company, and such Participant will be required to forfeit or repay to the Company, the amount determined to be recoverable in accordance with the Clawback Policy.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall:

(a) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs and Options of US Participants;

(b) be subject to any regulatory approvals including, where required, the approval of the CSE or the Nasdaq; and

(c) be subject to shareholder approval, where required, by the requirements of the CSE or the Nasdaq, provided that shareholder approval shall not be required for the following amendments:

  (i) amendments of a "housekeeping nature", including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or Exchange and any amendment to the Share Compensation Plan or a RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

  (ii) amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

  (iii) a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

  (iv) a change to the termination provisions of any Option or RSU (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date;

  (v) the introduction of features to the Share Compensation Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

  (vi) the amendment of the Share Compensation Plan as it relates to making lump sum payments to Participants upon the vesting of the RSUs; and

  (vii) the amendment of the cashless exercise feature set out in the Share Compensation Plan.

(d) be subject to disinterested shareholder approval in the event of any reduction in the exercise price of any Option granted under the Share Compensation Plan to an insider Participant.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(e) increase the fixed maximum percentage of issued and outstanding Common Shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(f) increase the limits referred to above under *"Restrictions on the Award of RSUs and Grant of Options"*;

(g) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(h) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(i) amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

2025 Option and RSU Grants

The following table sets out the number of Options and RSUs granted by the Company under the Share Compensation Plan during the year ended December 31, 2025.

Type of Award	Number of Awards	Date of Grant	Exercise Price ($)
Options	Nil	N/A	N/A
RSUs	450,964[(1)]	May 20, 2025	N/A

Note:

(1) Represents the following awards:
   (a) 178,918 RSUs were awarded to the executive officers of the Company. 1/3 of these RSUs vested on September 20, 2025, and 1/3 of these RSUs will vest on May 20, 2026 and 2027;
   (b) 88,970 RSUs were awarded to the directors of the Company. 1/3 of these RSUs vested on September 20, 2025 and 1/3 of the RSUs will vest on May 20, 2026 and 2027;
   (c) 18,000 RSUs were awarded to certain directors of the Company. 1/3 of these RSUs vested on May 20, 2025, and 1/3 of these RSUs will vest on May 20, 2026 and 2027;
   (d) 15,000 RSUs were awarded to certain advisors of the Company with 1/3 of these RSUs being vest on May 20, 2026, 2027 and 2028; and
   (e) 150,076 RSUs were awarded to the employees of the Company. 1/3 of these RSUs vested on September 20, 2025, and 1/3 of these RSUs will vest on May 20, 2026 and 2027.

<u>Pension Plan Benefits</u>

The Company does not have a pension plan or similar benefit program.

<u>Termination and Change of Control Benefits</u>

The Company is not a party to any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company, its subsidiaries or affiliates or a change in a Named Executive Officer's responsibilities, other than as described below.

The Company's consulting agreement, as amended, (the "**Chell Consulting Agreement**") with 1502372 Alberta Ltd. (the "**Chell Consultant**") and Cameron Chell requires the Company to pay monthly fees of C$36,479.16 (amounting to C$437,750 annually) for the provision by of executive services by Chell Consultant to the Company, and in this regard, has Cameron Chell hold the position of President and Chief Executive Officer of the Company and contains the following provisions: (a) where termination notice is given by the Company, other than for certain specified reasons as set out in the Chell Consulting Agreement, the Company shall give Chell Consultant at least 60 days' advance notice in writing; and (b) where termination is given by Chell Consultant, Chell Consultant shall give the Company 60 days' advance notice in writing. If the Chell Consulting Agreement is terminated pursuant to either (a) or (b) above, then Chell Consultant will be entitled to the fees earned to the effective date of termination and any expenses incurred on behalf of the Company prior to the effective date of termination which are otherwise reimbursable by the Company pursuant to the terms of the Chell Consulting Agreement. Chell Consultant is also entitled a bonus as determined by the Compensation Committee equal to 100% of Chell Consultant annual fees. Chell Consultant is a private company controlled by Cameron Chell. During the year ended December 31, 2021, the Company and Chell Consultant entered into an amending agreement to the Chell Consulting Agreement to increase the monthly fees from US$14,166.67 (amounting to US$170,000

annually) to C$35,416.67 (amounting to C$425,000 annually). During the year ended December 31, 2022 the Company and Chell Consultant entered into an additional amending agreement appointing Mr. Chell as President of the Company and expanding the scope of the services to reflect this new role.

The Company's employment agreement, as amended, (the "**Sun Agreement**") with Paul Sun requires the Company pay (a) an annual base salary of C$275,010 and (b) as determined by the Company's Compensation Committee, an annual bonus of up to the base salary, for the provision of executive services as Chief Financial Officer to the Company. If the Company terminates the Sun Agreement without just cause, Mr. Sun will be entitled to severance equaling to his annual salary earned to the date of cessation of employment, all earned but unpaid bonus payment, any outstanding vacation and reimbursement of final expenses, and an additional lump sum payment equal to Mr. Sun's annual base salary and last bonus earned, divided by 12 and multiplied by six (6). If Mr. Sun is terminated without cause or resigns for good reason within 12 months of a change of control, Mr. Sun will be entitled to receive a lump sum payment equal to eighteen (18) months of his base salary and average bonus.

The Company's employment agreement, as amended, (the "**Mullen Agreement**") with Paul Mullen requires the Company to pay (a) an annual base salary of C$257,500 and (b) as determined by the Company's Compensation Committee, an annual bonus, for the provision of executive services as Chief Operating Officer to the Company. If the Company terminates the Mullen Agreement without just cause, Mr. Mullen will be entitled to severance equaling to his annual salary earned to the date of cessation of employment, all earned but unpaid bonus payment, any outstanding vacation and reimbursement of final expenses, and an additional lump sum payment equal to three (3) months salary. If Mr. Mullen is terminated without cause or resigns for good reason within 12 months of a change of control, then Mr. Mullen will be entitled to a lump sum payment equal to twelve (12) months of his annual salary and average performance bonus.

The Company's employment agreement, as amended, (the "**Greenberg Agreement**") with Deborah Greenberg requires the Company to pay (a) an annual base salary of C$309,000 and (b) as determined by the Company's Compensation Committee, an annual bonus, for the provision of executive services as Chief Legal and Corporate Services Officer to the Company. If the Greenberg Agreement is terminated by the Company without just cause or by Mrs. Greenberg for good reason, Ms. Greenberg will be entitled to remuneration in the amount equal to (a) 12 months of the base salary plus one additional month's pay for each full year of employment, up to a maximum of 24 months' pay, and (b) the greater of Mrs. Greenberg's targeted annual bonus, and the annual average bonus paid to Mrs. Greenberg in the two years prior to the termination date, pro-rated by the number of months assessed in item (a). In the event Mrs. Greenberg is terminated without cause of for good reason in the 12 month period following a change of control, she will be entitled to receive a lump sum payment equal to eighteen (18) months of her base salary and the greater of (a) her targeted annual performance bonus multiplied by 1.5 or (b) the average performance bonus paid to her over the two year period prior to the termination date multiplied by 1.5.

The amounts payable by the Company to the NEOs pursuant to their respective consulting or employment agreements in connection with certain termination scenarios assuming that the triggering event took place on December 31, 2025 are estimated as follows:

Name and Principal Position	Termination without Cause ($)	Change of Control with Termination ($)
Cameron Chell Chief Executive Officer	Nil	Nil
Paul Sun Chief Financial Officer	223,445	484,492.63
Paul Mullen Chief Operating Officer	64,375	323,364

Name and Principal Position	Termination without Cause ($)	Change of Control with Termination ($)
Deborah R. Greenberg Chief Legal and Corporate Services Officer	772,500	984,937.50

Director Compensation

The Company currently has seven directors and one, being Cameron Chell, is a Named Executive Officer. For a description of the compensation paid to Cameron Chell, see "*Statement of Executive Compensation*".

General

Through the Compensation Committee, the Board is responsible for the development and implementation of a compensation plan for the non-executive directors of the Company. The main objectives of the compensation plan for the non-executive directors are to attract and retain the services of the most qualified individuals and to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board and committee membership and at a level that is similar to the compensation paid to directors of a peer group of companies.

To meet and maintain these objectives, the Compensation Committee annually performs a review of the non-executive directors' compensation plan, which includes reviewing the compensation paid to directors of an industry specific peer group. The Compensation Committee then recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval. Non-executive directors are eligible to participate in the Share Compensation Plan, which was adopted effective August 19, 2019 and amended effective April 14, 2021 and June 21, 2023.

Director Compensation Table

The following table sets forth for the financial year ended December 31, 2025, information concerning the compensation paid to the non-executive directors.

Name	Fees Earned ($)	Share-Based Awards ($)(1)(2)	Option-Based Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Scott Larson	112,416	31,902	Nil	Nil	Nil	123,378(4)	267,696
Kim G.C. Moody	84,312	46,962	Nil	Nil	Nil	Nil	131,274
Tim Dunnigan	72,825	46,962	Nil	Nil	Nil	Nil	119,787
Thomas Modly	72,825	46,962	Nil	Nil	Nil	Nil	119,787
Christopher Miller	55,488	31,902	Nil	Nil	Nil	Nil	87,390
Denis Silva	78,691	31,902	Nil	Nil	Nil	Nil	110,593
Julie Myers Wood(5)	41,978	31,902	Nil	Nil	Nil	Nil	73,880

Notes:

(1) "Share-Based Award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

(2) Represents the number of RSUs awarded multiplied by the market price of the underlying Common Shares on the award date. This methodology was chosen in order to be consistent with industry.

(3) "Option-Based Award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features.

(4) Mr. Larson received consulting fees for services provided to the Company.
(5) Ms. Wood resigned as a director of the Company on June 17, 2025.

Directors' Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each person who was a non-executive director during the last completed financial year of the Company, all awards outstanding at the end of the financial year ended December 31, 2025, including awards granted before the most recently completed financial year.

Name	Option-Based Awards				Share-Based Awards[2]		
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options[1] ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of vested Share-Based Awards not paid out or distributed ($)
Scott Larson	2,000	62.50	October 30, 2029	Nil	4,000 8,474	38,200 80,927	Nil
Kim G.C. Moody	Nil	N/A	N/A	Nil	4,000 8,474	38,200 80,927	Nil
Tim Dunnigan	1,200	15.75	November 9, 2033	Nil	4,000 8,474	38,200 80,927	Nil
Thomas Modly	Nil	N/A	N/A	Nil	4,000 8,474	38,200 80,927	Nil
Christopher Miller	Nil	N/A	N/A	Nil	8,474	80,927	Nil
Denis Silva	666	62.50	October 30, 2029	Nil	4,000 8,474	38,200 80,927	Nil
Julie Myers Wood[3]	1,200 1,034	96.25 121	April 30, 2030 September 9, 2026	Nil	4,000 8,474	38,200 80,927	Nil

Notes:
(1) Based on the difference between the closing market price of the Common Shares on December 31, 2025, and the exercise price of the option-based award, multiplied by the number of Common Shares available for the purchase under the option-based award.
(2) Based on the closing market price of the Common Shares on December 31, 2025 multiplied by the number of unvested RSUs.
(3) Ms. Wood resigned as a director of the Company on June 17, 2025.

Directors' Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each person who was a non-executive director during the last completed financial year of the Company, the value of option-based awards and the value of share-based awards which vested during the financial year ended December 31, 2025. No non-equity incentive plan compensation was earned during the financial year ended December 31, 2025 by the non-executive directors.

Name	Option-Based Awards - Value vested during the year ($)	Shares-Based Awards - Value vested during the year ($)[3]	Non-equity incentive plan compensation - Value earned during the year ($)[4]
Scott Larson	N/A[1]	43,492[5]	Nil
Kim G.C. Moody	N/A[1]	40,857[6]	Nil
Tim Dunnigan	Nil[2]	40,857[6]	Nil
Thomas Modly	N/A[1]	40,857[6]	Nil
Christopher Miller	N/A[1]	35,837[7]	Nil
Denis Silva	N/A[1]	43,492[5]	Nil
Julie Myers Wood[6]	N/A[1]	43,492[5]	Nil

Notes:

(1) No Options vested during the financial year ended December 31, 2025.
(2) The market price of the Common Shares as of December 31, 2025 underlying the vested Options held by Mr. Dunnigan is less than the exercise price of the Options.
(3) Based on the number of vested RSUs multiplied by the market price of the underlying Common Shares on the vesting date, or if the vesting date was not a trading day, the closing price of the last trading day before the vesting date.
(4) Please see "Director Compensation Table" for information of bonuses paid to the directors, if any.
(5) Represents (i) 587 RSUs vested on March 20, 2025; (ii) 2,000 RSUs vested on May 20, 2025; and (iii) 4,236 RSUs vested on September 20, 2025.
(6) Represents (i) 2,000 RSUs vested on May 20, 2025; and (iii) 4,236 RSUs vested on September 20, 2025.
(7) Represents 4,236 RSUs vested on September 20, 2025.
(8) Ms. Wood resigned as a director of the Company on June 17, 2025.

MANAGEMENT CONTRACTS

Except as disclosed below or elsewhere in the Information Circular, management functions of the Company or any of its subsidiaries are not to any substantial degree performed other than by the directors or executive officers of the Company or subsidiary.

On August 1, 2019, the Company entered in a business services agreement (the "**Business Services Agreement**") with Business Instincts Group Inc., a company that Cameron Chell, President and CEO, has a material interest in and that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of up to six consultants and the costs of all charges are based on the fees set in the agreement and are settled on a monthly basis. The Company records these charges under professional fees. For the year ended December 31, 2025, the Company incurred fees of $411,714, compared to of $273,475 in 2024 and $429,766 in 2023 in connection with the Business Services Agreement.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company's disclosure with respect to Corporate Governance Practices is set forth in Schedule B hereto.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or who at any time during the last completed financial year was, a director or executive officer of the Company, a proposed nominee for election as a director of the Company or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Company or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of

a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which equity securities of the Company are authorized for issuance in effect as of the end of the Company's most recently completed financial year:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	437,009[(1)]	$11.01[(2)]	3,964,707[(1)]
Equity Compensation Plans Not Approved By Shareholders	Nil	N/A	Nil
Total:	437,009	$11.01	3,964,707

Notes:

(1) As at December 31, 2025, there were 23,858 Options and 413,151 RSUs outstanding. Pursuant to the Share Compensation Plan, the maximum number of Options and RSUs that may be granted and awarded shall not exceed 15% of the outstanding Common Shares from time to time. The number of securities remaining available for future issuance in column (c) has been calculated based on 29,344,775 Common Shares outstanding as at December 31, 2025.

(2) This number reflects an average of (i) the weighted-average exercise price of $116.34 for each of the 23,858 Options as indicated in the financial statements for the year ended December 31, 2025; and (ii) deemed value of $8.99 for each of the 111,984 RSUs granted on May 20, 2024, which have not vested and the deemed value of $2.55 for each of the 301,167 RSUs granted on May 20, 2025, which have not vested.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, Common Shares, or exercising control or direction over Common Shares, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company, nor an associate or affiliate of any of the foregoing persons, has since the commencement of the Company's most recently completed financial year any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of DMCL LLP, Chartered Professional Accountants, as auditors of the Company, at a remuneration to be determined by the directors. DMCL LLP, Chartered Professional Accountants, were first appointed auditors of the Company on October 22, 2019.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available under the Company's profile on the SEDAR+ website located at www.sedarplus.ca. The Company's financial information is provided in the Company's audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR+ website at the location noted above.

Also see "Audit Committee" in the Company's Annual Information Form for the financial year ended December 31, 2025, which is available on SEDAR+ at www.sedarplus.ca, for information relating to the Audit Committee, including its mandate and composition and fees paid to the Company's auditors.

Shareholders of the Company may request copies of the Company's financial statements and related management discussion and analysis by contacting the Company c/o Corporate Services Department, DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, The Stack Building, Vancouver, British Columbia, Canada V6E 4E5 at telephone number (604) 687-9444.

SCHEDULE A

SHARE COMPENSATION PLAN

DRAGANFLY INC.

SHARE COMPENSATION PLAN

1. DEFINITIONS AND INTERPRETATION

1.1 **Definitions:** For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a) "**1933 Act**" means the United States Securities Act of 1933, as amended;

(b) "**Account**" has the meaning attributed to that term in section 4.8;

(c) "**Administrators**" means the Board or such other persons as may be designated by the Board from time to time;

(d) "**Affiliate**" has the meaning attributed to that term in the *Securities Act* (British Columbia);

(e) "**Associate**" has the meaning attributed to that term in the *Securities Act* (British Columbia);

(f) "**Award Date**" means the date or dates on which an award of Restricted Share Units is made to a Participant in accordance with section 4.1;

(g) "**Blackout Period**" means the period during which designated directors, officers and employees of the Corporation cannot trade the Common Shares pursuant to the Corporation's policy respecting restrictions on directors', officers' and employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider is subject);

(h) "**Board**" means the board of directors of the Corporation from time to time;

(i) "**Business Day**" means each day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada;

(j) "**Change of Control**" means:

(i) the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Corporation to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation),

(ii) the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii) the completion of a sale whereby all or substantially all of the Corporation's undertakings and assets become the property of any other entity and the voting shareholders of the Corporation immediately prior to that sale hold less than 50%

of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

Notwithstanding the foregoing, if it is determined that an award hereunder with respect to a U.S. Participant is subject to the requirements of Section 409A of the Code and payable upon a Change of Control, the Corporation will not be deemed to have undergone a Change of Control unless the Corporation is deemed to have undergone a "change in control event" pursuant to the definition of such term in Section 409A of the Code to the extent required for the award to comply with Section 409A of the Code;

(k) "**Clawback Policy**" means the clawback policy of the Corporation as determined by the Board, and as it may be amended, replaced, or restated from time to time;

(l) **"Code"** means the U.S. Internal Revenue Code of 1986, as amended, and includes the valid and binding governmental regulations, court decisions and other regulatory and judicial authority issued or rendered thereunder;

(m) "**Common Shares**" means the common shares of the Corporation;

(n) "**Consultant**" means an individual (other than an employee or a director of the Corporation) or company that:

  (i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation, other than services provided in relation to an offer or sale of securities of the Corporation in a capital-raising transaction, or services that promote or maintain a market for the Corporation's securities;

  (ii) provides the services under a written contract between the Corporation or the Affiliate and the individual or the company, as the case may be;

  (iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Corporation; and

  (iv) has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(o) "**Corporation**" means Draganfly Inc., a corporation existing under the *Business Corporations Act* (British Columbia) and the successors thereof;

(p) "**Effective Date**" means August 19, 2019;

(q) "**Eligible Person**" means:

  (i) any officer or employee of the Corporation and/or any officer or employee of any Subsidiary of the Corporation and any director of the Corporation and/or any director of any Subsidiary of the Corporation; and

  (ii) a Consultant;

(r) "**Event of Termination**" means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without

cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(s) "**Exchange**" means the Canadian Stock Exchange or any other stock exchange or quotation system where the Common Shares are listed on or through which the Common Shares are listed or quoted;

(t) "**Grant Date**" means the date on which a grant of Options is made to a Participant in accordance with section 5.1;

(u) "**insider**" has the meaning attributed to that term in the *Securities Act* (British Columbia);

(v) "**Insider Participant**" means a Participant who is (i) an insider of the Corporation or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);

(w) "**Investor Relations Activities**" means any activities, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation:

(A) to promote the sale of products or services of the Corporation, or

(B) to raise public awareness of the Corporation, that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii) activities or communications necessary to comply with the requirements of:

(A) applicable securities laws;

(B) the by-laws, rules or other regulatory instruments of the Exchange or any other self-regulatory body or exchange having jurisdiction over the Corporation;

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A) the communication is only through the newspaper, magazine or publication, and

(B) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv) activities or communications that may be otherwise specified by the Exchange.

(x) "**Market Price**" means, as of any date, the closing price of the Common Shares on the Exchange for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange, the Market Price shall be determined in good faith by the Administrators;

(y) "**Market Value**" means, on any date, the volume weighted average price of the Common Shares traded on the Exchange for the five (5) consecutive trading days prior to such date;

(z) “**Offer**” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Corporation to purchase, directly or indirectly, voting shares in the capital of the Corporation;

(aa) “**Option**” means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(bb) “**Option Agreement**” has the meaning ascribed to that term in section 3.2;

(cc) “**Participant**” means an Eligible Person selected by the Administrators to participate in the Plan in accordance with section 3.1 hereof;

(dd) “**Payout Date**” means the day on which the Corporation pays to a Participant the Market Value of the RSUs that have become vested and payable;

(ee) “**Plan**” means this share compensation plan, as amended, replaced or restated from time to time;

(ff) “**reserved for issuance**” refers to Common Shares that may be issued in the future upon the vesting of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(gg) “**Restricted Share Unit**” means a right granted in accordance with section 4.1 hereof to receive one Common Share that becomes vested in accordance with section 4.3;

(hh) “**Restricted Share Unit Agreement**” has the meaning ascribed to that term in section 3.2;

(ii) “**Share Compensation Arrangement**” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to directors, officers and employees of the Corporation and any of its Subsidiaries or to Consultants;

(jj) “**Subsidiary**” has the meaning ascribed thereto in the *Securities Act* (British Columbia) and “**Subsidiaries**” shall have a corresponding meaning;

(kk) “**United States**” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ll) “**U.S. Participant**” means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to compensatory awards granted pursuant to the Plan;

(mm) “**U.S. Person**” means a “U.S. person”, as such term is defined in Rule 902 of Regulation S under the 1933 Act; and

(nn) “**Withholding Obligations**” has the meaning ascribed to that term in section 4.6.

1.2 **Headings:** The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3 **Context, Construction:** Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4 **References to this Plan:** The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5 **Currency:** All references in this Plan or in any agreement entered into under this Plan to "dollars", "$" or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2. PURPOSE AND ADMINISTRATION OF THE PLAN

2.1 **Purpose:** The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Corporation and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

2.2 **Common Shares Subject to the Plan:**

(a) The total number of Common Shares reserved and available for grant and issuance pursuant to this Plan, and the total number of Restricted Share Units that may be awarded pursuant to this Plan, shall not exceed 15% (in the aggregate) of the issued and outstanding Common Shares from time to time;

(b) The aggregate sales price (meaning the sum of all cash, property, notes, cancellation of debt, or other consideration received or to be received by the Corporation for the sale of the securities) or amount of Common Shares issued during any consecutive 12-month period will not exceed the greatest of the following: (i) U.S.$1,000,000; (ii) 15% of the total assets of the Corporation, measured at the Corporation's most recent balance sheet date; or (iii) 15% of the outstanding amount of the Common Shares of the Corporation, measured at the Corporation's most recent balance sheet date; and

(c) The number of Common Shares issuable pursuant to the exercise of Options under the Plan within a 12 month period to all Eligible Persons retained to provide Investor Relations Activities (together with those Common Shares that are issued pursuant to any other Share Compensation Arrangement) shall not, at any time, exceed 1% of the issued and outstanding Common Shares.

2.3 **Administration of the Plan:** The Plan shall be administered by the Administrators, through the recommendation of the Compensation Committee of the Board. Subject to any limitations of the Plan, the Administrators shall have the power and authority to:

(a) adopt rules and regulations for implementing the Plan;

(b) determine the eligibility of persons to participate in the Plan, when Restricted Share Units and Options to Eligible Persons shall be awarded or granted, the number of Restricted Share Units and Options to be awarded or granted, the vesting criteria for each award of Restricted Share Units and the vesting period for each grant of Options;

(c) interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

(d) subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional;

(e) require that any Participant provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable laws, including without

limitation, the registration requirements of the 1933 Act and applicable state securities laws, or exemptions therefrom; and

(f) make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3. ELIGIBILITY AND PARTICIPATION IN PLAN

3.1 **The Plan and Participation:** The Plan is hereby established for Eligible Persons. Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof. The Corporation and each Participant acknowledge that they are responsible for ensuring and confirming that such Participant is a bona fide Eligible Person entitled to receive Options or Restricted Share Units, as the case may be.

3.2 **Agreements:** All Restricted Share Units awarded hereunder shall be evidenced by a restricted share unit agreement ("**Restricted Share Unit Agreement**") between the Corporation and the Participant, substantially in the form set out in Exhibit A or in such other form as the Administrators may approve from time to time. All Options granted hereunder shall be evidenced by an option agreement ("**Option Agreement**") between the Corporation and the Participant, substantially in the form as set out in Exhibit B or in such other form as the Administrators may approve from time to time.

4. AWARD OF RESTRICTED SHARE UNITS

4.1 **Award of Restricted Share Units:** The Administrators may, at any time and from time to time, award Restricted Share Units to Eligible Persons. In awarding any Restricted Share Units, the Administrators shall determine:

(a) to whom Restricted Share Units pursuant to the Plan will be awarded;

(b) the number of Restricted Share Units to be awarded and credited to each Participant's Account;

(c) the Award Date; and

(d) subject to section 4.3 hereof, the applicable vesting criteria.

Upon the award of Restricted Share Units, the number of Restricted Share Units awarded to a Participant shall be credited to the Participant's Account effective as of the Award Date.

4.2 **Restricted Share Unit Agreement:** Upon the award of each Restricted Share Unit to a Participant, a Restricted Share Unit Agreement shall be delivered by the Administrators to the Participant.

4.3 **Vesting**:

(a) Subject to subsections (c) and (d) below, at the time of the award of Restricted Share Units, the Administrators shall determine in their sole discretion the vesting criteria applicable to such Restricted Share Units.

(b) For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Corporation's performance and/or the Market Price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c) Each Restricted Share Unit shall be subject to vesting in accordance with the terms set out in the Restricted Share Unit Agreement.

(d) Notwithstanding anything to the contrary in this Plan, all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit shall be completed no later than December 15 of the third calendar year commencing after the Award Date for such Restricted Share Unit.

4.4 **Blackout Periods:** Should the date of vesting of a Restricted Share Unit fall within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such date of vesting shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the date of vesting for such Restricted Share Unit for all purposes under the Plan. Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 4.4 may not be extended by the Board.

4.5 **Vesting and Settlement:** As soon as practicable after the relevant date of vesting of any Restricted Share Units awarded under the Plan and with respect to a U.S. Participant, no later than 60 days thereafter, but subject to subsection 4.3(d), a Participant shall be entitled to receive and the Corporation shall issue or pay (at its discretion):

(a) a lump sum payment in cash equal to the number of vested Restricted Share Units recorded in the Participant's Account multiplied by the Market Value of a Common Share on the Payout Date;

(b) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's Restricted Share Units in the Participant's Account, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or

(c) any combination of the foregoing.

4.6 **Taxes and Source Deductions**: the Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Restricted Share Units or any issuance of Common Shares ("**Withholding Obligations**"). Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any Restricted Share Units or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iii) settle a portion of vested Restricted Share Units of a Participant in cash equal to the amount the Corporation is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any Restricted Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

4.7 **Rights Upon an Event of Termination**:

(a) If an Event of Termination has occurred in respect of any Participant, any and all Common Shares corresponding to any vested Restricted Share Units in the Participant's Account shall be issued as soon as practicable after the Event of Termination to the former Participant in accordance with section 4.5 hereof. With respect to each Restricted Share Unit of a U.S. Participant, such Restricted Share Unit will be settled and shares issued as soon as practicable following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement, but in all cases within 60 days following such date of vesting.

(b) If an Event of Termination has occurred in respect of any Participant, any unvested Restricted Share Units in the Participant's Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled. With respect to any Restricted Share Unit of a U.S. Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to a Restricted Share Unit that is unvested at the time of an Event of Termination, such Restricted Share Unit shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement.

(c) Notwithstanding the foregoing subsection 4.7(b) and subject to the requirements of the Exchange, if a Participant retires in accordance with the Corporation's retirement policy, at such time, any unvested performance-based Restricted Share Units in the Participant's Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable Restricted Share Unit Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, are met on the applicable date.

(d) For greater certainty, if a Participant's employment is terminated for just cause, each unvested Restricted Share Unit in the Participant's Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e) For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.8 **Restricted Share Unit Accounts:** A separate notional account for Restricted Share Units shall be maintained for each Participant (an "**Account**"). Each Account will be credited with Restricted Share Units awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Corporation. On the vesting of the Restricted Share Units pursuant to section 4.3 hereof and the corresponding issuance of Common Shares to the Participant pursuant to section 4.5 hereof, or on the forfeiture and cancellation of the Restricted Share Units pursuant to section 4.7 hereof, the applicable Restricted Share Units credited to the Participant's Account will be cancelled.

4.9 **Record Keeping:** the Corporation shall maintain records in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Restricted Share Units credited to each Participant's Account;

(c) any and all adjustments made to Restricted Share Units recorded in each Participant's Account; and

(d) any other information which the Corporation considers appropriate to record in such records.

5. GRANT OF OPTIONS

5.1 **Grant of Options:** Subject to section 2.2, the total number of Common Shares reserved and available for grant pursuant to this section on exercise of Options (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement, including Restricted Share Units) shall not exceed 15% of the number of issued and outstanding Common Shares from time to time.

The Administrators may at any time and from time to time grant Options to Eligible Persons. In granting any Options, the Administrators shall determine:

(a) to whom Options pursuant to the Plan will be granted;

(b) the number of Options to be granted, the Grant Date and the exercise price of each Option;

(c) the expiration date of each Option; and

(d) subject to section 5.4 hereof, the applicable vesting criteria,

5.2 provided, however that the exercise price for a Common Share pursuant to any Option shall not be less than the Market Price on the Grant Date in respect of that Option.

5.3 **Option Agreement:** Upon each grant of Options to a Participant, an Option Agreement shall be delivered by the Administrators to the Participant.

5.4 **Vesting:**

(a) Subject to subsection 2.2(c) above with respect to grants to Eligible Persons providing Investor Relations Activities, at the time of the grant of any Options, the Administrators shall determine, in accordance with minimum vesting requirements of the Exchange, the vesting criteria applicable to such Options.

(b) The Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option Agreement will disclose any vesting conditions prescribed by the Administrators.

5.5 **Term of Option/Blackout Periods:** The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the Grant Date. Should the term of an Option expire on a date that falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 5.5 may not be extended by the Board.

5.6 **Exercise of Option:** Options that have vested in accordance with the provisions of this Plan and the applicable Option Agreement may be exercised at any time, or from time to time, during their term and subject to the provisions of Section 5.10 hereof as to any number of whole Common Shares that are then available for purchase thereunder; provided that no partial exercise may be for less than 100 whole Common Shares. Options may be exercised by delivery of a written notice of exercise to the Administrators, substantially in the form attached to this Plan as Exhibit C, with respect to the Options, or by any other form or method of exercise acceptable to the Administrators.

5.7 **Payment and Issuance**:

(a) Upon actual receipt by the Corporation or its agent of the materials required by subsection 5.6 and receipt by the Corporation of cash, a cheque, bank draft or other form of acceptable payment for the aggregate exercise price, the number of Common Shares in respect of which the Options are exercised will be issued as fully paid and non-assessable shares and the Participant exercising the Options shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares which are subject to Options until that person or entity becomes the holder of record of those Common Shares. No Common Shares will be issued by the Corporation prior to the receipt of payment by the Corporation for the aggregate exercise price for the Options being exercised.

(b) Without limiting the foregoing, unless otherwise determined by the Administrators or not compliant with any applicable laws or rules of the Exchange, a Participant may elect a cashless exercise in a notice of exercise in accordance with the following: (i) cashless exercise of Options shall only be available to a Participant who intends to immediately sell the Common Shares issuable upon exercise of such Options and the proceeds of sale will be sufficient to satisfy the exercise price of the Options, and (ii) if an eligible Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold by a designated broker on behalf of the Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Corporation and the Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Corporation shall not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

5.8 **Cashless Exercise:** Provided that the Common Shares are listed and posted for trading on a stock exchange or market that permits cashless exercise, a Participant may elect a cashless exercise in a notice of exercise, which election will result in all of the Common Shares issuable on the **exercise** being sold. In such case, the Participant will not be required to deliver to the Administrators a cheque or other form of payment for the aggregate exercise price referred to above. Instead the following provisions will apply:

(a) The Participant will instruct a broker selected by the Participant to sell through the stock exchange or market on which the Common Shares are listed or quoted, the Common Shares issuable on the exercise of Options, as soon as possible upon the issue of such Common Shares to the Participant at the then applicable bid price of the Common Shares.

(b) Before the relevant trade date, the Participant will deliver the exercise notice including details of the trades to the Corporation electing the cashless exercise and the Corporation will direct its registrar and transfer agent to issue a certificate for such Participant's Common Shares in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Corporation of (i) the exercise price for such Common Shares; and (ii) the amount the Corporation determines, in its discretion, is required to satisfy the Corporation withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.

(c) The broker will deliver to the Participant the remaining proceeds of sale, net of any brokerage commission or other expenses.

5.9 **Taxes and Source Deductions**: The Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Options or any issuance of Common Shares. Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit, pursuant to the Withholding Obligations, from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; or (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

5.10 **Rights Upon an Event of Termination**:

(a) If an Event of Termination has occurred in respect of a Participant, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b) Except as otherwise stated herein or otherwise determined by the Administrators in their discretion (provided such determination does not exceed a maximum of one year), upon the occurrence of an Event of Termination in respect of a Participant, any vested Options granted to the Participant that are available for exercise may be exercised only before the earlier of:

(i) the expiry of the Option; and

(ii) six months after the date of the Event of Termination.

(c) Notwithstanding the foregoing subsections 5.10(a) and (b), if a Participant's employment is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d) For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

5.11 **Record Keeping:** The Corporation shall maintain an Option register in which shall be recorded:

(a) the name and address of each holder of Options;

(b) the number of Common Shares subject to Options granted to each holder of Options;

(c) the term of the Option and exercise price, including adjustments for each Option granted; and

(d) any other information which the Corporation considers appropriate to record in such register.

6. GENERAL

6.1 **Effective Date of Plan:** The Plan shall be effective as of the Effective Date.

6.2 **Change of Control:** If there is a Change of Control transaction then, notwithstanding any other provision of this Plan except subsection 4.3(d) which will continue to apply in all circumstances, the Administrators may, in their sole discretion, determine that any or all unvested Restricted Share Units and any or all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time and in such manner as may be determined by the Administrators in their sole discretion such that Participants under the Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such Restricted Share Units and Options to the Corporation or a third party or exchanging such Restricted Share Units or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion. Notwithstanding the foregoing, with respect to Options of U.S. Participants, any exchange, substitution or amendment of such Options will occur only to the extent and in a manner that will not result in the imposition of taxes under Section 409A of the Code, and with respect to Restricted Share Units of U.S. Participants, any surrender or other modification of Restricted Share Units will occur only to the extent such surrender or other modification will not result in the imposition of taxes under Section 409A of the Code.

6.3 **Reorganization Adjustments**:

(a) In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of company assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators, in the Administrators' sole discretion, may, subject to any relevant resolutions of the Board, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Options and Restricted Share Units outstanding under this Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under this Plan, provided that the value of any Option or Restricted Share Unit immediately after such an adjustment, as determined by the Administrators, shall not exceed the value of such Option or Restricted Share Unit prior thereto, as determined by the Administrators.

(b) Notwithstanding the foregoing, with respect to Options and Restricted Share Units of U.S. Participants, such changes or adjustments will be made in a manner so as to not result in the imposition of taxes under Section 409A of the Code and will comply with the requirements in subsection 4.3(d).

(c) The Corporation shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d) The Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 6.2 or section 6.3(a). The Administrators, in making any determination with respect to changes or adjustments pursuant to section 6.2 or section 6.3(a) shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

6.4 **Amendment or Termination of Plan:** The Board may amend this Plan or any Restricted Share Unit or any Option at any time without the consent of Participants provided that such amendment shall:

(a) not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted except as permitted by the provisions of section 6.3 hereof, and, with respect to Restricted Share Units and Options of U.S. Participants, such amendment will not result in the imposition of taxes under Section 409A;

(b) be subject to any regulatory approvals including, where required, the approval of the Exchange; and

(c) be subject to shareholder approval, where required by the requirements of the Exchange, provided that shareholder approval shall not be required for the following amendments:

(i) amendments of a "housekeeping nature", including any amendment to the Plan or a Restricted Share Unit or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or Exchange and any amendment to the Plan or a Restricted Share Unit or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii) amendments that are necessary or desirable for Restricted Share Units or Options to qualify for favourable treatment under any applicable tax law;

(iii) a change to the vesting provisions of any Restricted Share Unit or any Option (including any alteration, extension or acceleration thereof);

(iv) a change to the termination provisions of any Option or Restricted Share Units (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.5);

(v) the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(vi) the amendment of this Plan as it relates to making lump sum payments to Participants upon the vesting of the Restricted Share Units;

(vii) the amendment of the cashless exercise feature set out in this Plan; and

(viii) be subject to disinterested shareholder approval in the event of any reduction in the exercise price of any Option granted under the Plan to an Insider Participant.

For greater certainty and subject to approval by the Exchange (if applicable), shareholder approval shall be required in circumstances where an amendment to the Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits in section 2.2;

(c) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(d) extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.5 hereof); or

(e) amend this section 6.4.

6.5 **Termination:** The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted, but the Restricted Shares Units then outstanding and credited to Participants' Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan. Any termination of this Plan shall occur in a manner that will not result in the imposition of taxes on a U.S. Participant under Section 409A.

6.6 **Transferability:** A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant's Restricted Share Units or Options or any rights the Participant has under the Plan.

6.7 **Rights as a Shareholder:** Under no circumstances shall the Restricted Share Units or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments).

6.8 **Credits for Dividends:** Unless otherwise determined by the Administrators, whenever cash or other dividends are paid on Common Shares, additional Restricted Share Units will be automatically granted to each Participant who holds Restricted Share Units on the record date for such dividends. The number of such Restricted Share Units (rounded to the nearest whole Restricted Share Units) to be credited to such Participant as of the date on which the dividend is paid on the Common Shares shall be an amount equal to the quotient obtained when (i) the aggregate value of the cash or other dividends that would have been paid to such Participant if the Participant's Restricted Share Units as of the record date for the dividend had been Common Shares, is divided by (ii) the Market Value of the Common Shares as of the date on which the dividend is paid on the Common Shares. Restricted Share Units granted to a Participant shall be subject to the same vesting conditions (time and performance (as applicable)) as the Restricted Share Units to which they relate.

6.9 **No Effect on Employment, Rights or Benefits**:

(a) The terms of employment shall not be affected by participation in the Plan.

(b) Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Corporation, the Board or the shareholders of the Corporation to remove any Participant from the Board or of the Corporation or any Subsidiary to terminate any Participant's employment or agreement with a Consultant at any time for any reason whatsoever.

(c) Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Corporation or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

6.10 **Market Value of Common Shares:** The Corporation makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Corporation or a corporation related thereto.

6.11 **Compliance with Applicable Law**:

(a) If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Notwithstanding the foregoing, the Corporation shall have no obligation to register any securities provided for in this Plan under the 1933 Act.

(b) The award of Restricted Share Units, the grant of Options and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the Exchange. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option or the issue of a Common Share upon the vesting of a Restricted Share Unit or exercise of an Option, as applicable, that Restricted Share Unit may not vest in whole or in part and that Option may not be exercised in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators. Without limiting the foregoing, any Common Shares issued upon the vesting of Restricted Share Units or exercise of Options granted pursuant to this Plan must be registered under the 1933 Act, and all applicable state securities laws, or must comply with the requirements of an exemption or exclusion therefrom. If the Common Shares issued upon the vesting of Restricted Share Units or exercise of Options are issued in the United States or to a U.S. Person in reliance upon an exemption from the registration requirements of the 1933 Act and applicable state securities laws, such Common Shares will be "restricted securities" (as such term is defined in Rule 144 under the 1933 Act) and the certificate representing such Common Shares will bear a legend restricting the transfer of such securities under the 1933 Act and applicable state securities laws. The Board may require that a Participant provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable securities laws, including without limitation, the registration requirements of the 1933 Act and applicable state securities laws or exemptions or exclusions therefrom.

6.12 **Governing Law:** This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and with respect to U.S. Participants, the Code.

6.13 **Subject to Approval:** The Plan is adopted subject to the approval of the Exchange and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.14 **Special Terms and Conditions Applicable to U.S. Participants:** Options issued to U.S. Participants are intended to be exempt from Section 409A of the Code pursuant to Treas. Reg. Section 1.409A-1(b)(5)(i)(A) and the Plan and such Options will be construed and administered accordingly. Options may be issued to U.S. Participants under the Plan only if the shares with

respect to the Options qualify as "service recipient stock" as defined in Treas. Reg. Section 1.409A-1(b)(5)(E)(iii). Restricted Share Units awarded to U.S. Participants are intended to be either exempt from (e.g., as short-term deferrals) or compliant with Section 409A of the Code and such Restricted Share Units will be construed and administered accordingly. Any waiver or acceleration of vesting under the Plan or any Restricted Share Unit Agreement for a U.S. Participant may occur only to the extent that such acceleration or waiver will not result in the imposition of taxes under Section 409A of the Code. Any payments made under this Plan or any Restricted Share Unit Agreement to a U.S. Participant as a result of a termination of employment that are deemed to be subject to Section 409A of the Code shall occur only if such termination constitutes a "separation from service" as defined in Treas. Reg. 1.409A-1(h). Additionally, any payments resulting from a separation from service made to a U.S. Participant who is a "specified employee" as defined in Treas. Reg. 1.409A-1(i) shall be subject to the six month delay in payments required by Treas. Reg. 1.409A-1(3)(v) if such payments are deemed to be subject to Section 409A of the Code. Although the Corporation intends Options and Restricted Share Units granted to U.S. Participants to be exempt from or compliant with Section 409A, the Corporation makes no representation or guaranty as to the tax treatment of such Options and Restricted Share Units. Each U.S. Participant (and any beneficiary or the estate of the Participant, as applicable) is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with this Plan. Neither the Corporation nor any affiliate, nor any employee or director of the Corporation or an affiliate, shall have any obligation to indemnify or otherwise hold such U.S. Participant, beneficiary or estate harmless from any or all such taxes or penalties.

6.15 **Clawback Provision:** Notwithstanding any other provision of this Plan, any Restricted Share Unit or Option issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such Restricted Share Unit, Option, or Common Shares, shall be subject to recoupment, forfeiture, cancellation, or other action in accordance with the terms of the Corporation's Clawback Policy. The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation, the amount determined to be recoverable in accordance with the Clawback Policy.

EXHIBIT A

[Insert of the underlying Common Shares have not been registered under the 1933 Act:

THE RESTRICTED SHARE UNITS AND THE UNDERLYING COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY U.S. STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT AND ALL APPLICABLE U.S. STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND ALL APPLICABLE U.S. STATE SECURITIES LAWS ARE AVAILABLE. THE TERMS "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.]

RESTRICTED SHARE UNIT AGREEMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the "**Restricted Share Grant Date**") **Draganfly Inc.** (the "**Corporation**") has granted to ______________________________________ (the "**Participant**"), ______________ Restricted Share Units pursuant to the Corporation's Share Compensation Plan (the "**Plan**"), a copy of which has been provided to the Participant.

Restricted Share Units are subject to the following terms:

(a) Pursuant to the Plan and as compensation to the Participant, the Corporation hereby grants to the Participant, as of the Restricted Share Grant Date, the number of Restricted Share Units set forth above.

(b) The granting and vesting of the Restricted Share Units and the payment by the Corporation of any payout in respect of any Vested Restricted Share Units (as defined below) are subject to the terms and conditions of the Plan, all of which are incorporated into and form an integral part of this Restricted Share Unit Agreement.

(c) The Restricted Share Units shall become vested restricted share units (the "**Vested Restricted Share Units**") in accordance with the following schedule:

(i) ● on the 6 month anniversary of the Restricted Share Grant Date;

(ii) ● on the 12 month anniversary of the Restricted Share Grant Date;

(iii) ● on the 18 month anniversary of the Restricted Share Grant Date; and

(iv) ● on the 24 month anniversary of the Restricted Share Grant Date (each a "**Vesting Date**").

(d) As soon as reasonably practicable and no later than 60 days following the Vesting Date, or, if the Participant is not a U.S. Participant (as defined in the Plan), such later date mutually agreed to by the Corporation and the Participant, the Participant shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those Vested Restricted Share Units in the Participant's Account to which the Vesting Date relates (each a "**Payout Date**"):

(i) a lump sum payment in cash equal to the number of vested Restricted Share Units recorded in the Participant's Account multiplied by the Market Value of a Common Share on the Payout Date;

(ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's Restricted Share Units in the Participant's Account, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or

(iii) any combination of the foregoing.

subject to any applicable Withholding Obligations.

(e) The Participant acknowledges that:

(i) he or she has received and reviewed a copy of the Plan; and

(ii) the Restricted Share Units have been granted to the Participant under the Plan and are subject to all of the terms and conditions of the Plan to the same effect as if all of such terms and conditions were set forth in this Restricted Share Unit Agreement, including with respect to termination and forfeiture as set out in Section 4.7 of the Plan.

Notwithstanding anything to the contrary in this Restricted Share Unit Agreement all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit evidenced hereby shall be completed no later than December 15 of the third calendar year commencing after the Restricted Share Grant Date;

The grant of the Restricted Share Units evidenced hereby is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Restricted Share Units and the vesting of the Restricted Share Units. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

The Participant represents and warrants to the Corporation that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Restricted Share Units, and (ii) if the Common Shares issuable pursuant to the Restricted Share Units have not been registered under the 1933 Act, either (A) the Participant is not in the United States or a U.S. Person, nor is the Participant acquiring the Restricted Share Units for the benefit of a person in the United States or a U.S. Person, or (B) an exemption from the registration requirements of the 1933 Act and all applicable state securities laws is available and the Participant has provided evidence satisfactory to the Corporation to such effect. The Corporation may condition awards and elections under the Plan upon receiving from the undersigned such representations and warranties and such evidence of registration or exemption under the 1933 Act and all applicable U.S. state securities laws as is satisfactory to the Corporation, acting in its sole discretion.

In the event of any inconsistency between the terms of this Restricted Share Unit Agreement and the Plan, the terms of the Plan shall prevail unless otherwise determined in the Plan.

Draganfly Inc.

______________________________	______________________________
Authorized Signatory	Signature of Participant
	______________________________
	Name of Participant

EXHIBIT B

[Insert if the underlying Common Shares have not been registered under the 1933 Act:

THE OPTIONS AND THE OPTIONED SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY U.S. STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT AND ALL APPLICABLE U.S. STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND ALL APPLICABLE U.S. STATE SECURITIES LAWS ARE AVAILABLE. THE TERMS "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.]

OPTION AGREEMENT

Notice is hereby given that, effective this ________ day of _______________, _________ (the "**Effective Date**") Draganfly Inc. (the "**Corporation**") has granted to ____ (the "**Participant**"), Options to acquire ______________ Common Shares (the "**Optioned Shares**") up to 4:30 p.m. Pacific Time on the __________ day of ____________________, __________ (the "**Option Expiry Date**") at an exercise price of Cdn$____________ per Optioned Share pursuant to the Corporation's Share Compensation Plan (the "Plan**"),** a copy of which is attached hereto.

Optioned Shares may be acquired as follows:

(a) [insert vesting provisions, if applicable]; and

(b) [insert hold period when required].

The grant of the Options evidenced hereby and the Option Expiry Date thereof, is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Optioned Shares. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

The Participant represents and warrants to the Corporation that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Options, and (ii) if the Common Shares issuable pursuant to the Restricted Share Units have not been registered under the 1933 Act, either (A) the Participant is not in the United States or a U.S. Person, nor is the Participant acquiring the Options or any Optioned Shares for the benefit of a person in the United States or a U.S. Person, or (B) an exemption from the registration requirements of the 1933 Act and all applicable state securities laws is available and the Participant has provided evidence satisfactory to the Corporation to such effect. The Participant understands that the Options may not be exercised in the United States or by or on behalf of a U.S. Person unless the Options and the Option Shares have been registered under the 1933 Act or are exempt from registration thereunder. The Corporation may condition the exercise of the Options upon receiving from the Participant such representations and warranties and such evidence of registration or exemption under the 1933 Act and all applicable state securities laws as is satisfactory to the Corporation, acting in its sole discretion.

In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of the Plan shall prevail.

Draganfly Inc.

____
Authorized Signatory

____
Signature of Participant

____
Name of Participant

EXHIBIT C

NOTICE OF OPTION EXERCISE

TO: Draganfly Inc. (the "**Corporation**")

FROM: ______________________________

DATE: ______________________________

The undersigned hereby irrevocably gives notice, pursuant to the Corporation's Share Compensation Plan (the "**Plan**"), of the exercise of the Options to acquire and hereby subscribes for:

[check one]

☐ (a) all of the Optioned Shares; or

☐ (b) ________________ of the Optioned Shares,

which are the subject of the Option Agreement attached hereto.

Calculation of total Exercise Price:

(i)	number of Optioned Shares to be acquired on exercise	___________ Optioned Shares
(ii)	multiplied by the Exercise Price per Optioned Share:	$ ___________
TOTAL EXERCISE PRICE, enclosed herewith (unless this is a cashless exercise):		$ ___________

A. ☐ The undersigned (i) at the time of exercise of these Options is not in the "United States" or a "U.S. Person" (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the "**1933 Act**") and is not exercising these Options on behalf of a person in the United States or U.S. Person and (ii) did not execute or deliver this Notice of Option Exercise in the United States.

B. ☐ The undersigned has delivered an opinion of counsel of recognized standing or other evidence in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the 1933 Act, and applicable state securities laws is available for the issuance of the Optioned Shares.

C. ☐ The Optioned Shares have been registered under the 1933 Act.

Note: The undersigned understands that unless Box A or C is checked, the certificates representing the Optioned Shares will bear a legend restricting transfer without registration under the 1933 Act and applicable state securities laws unless an exemption from registration is available.

Note: Certificates representing Optioned Shares will not be registered or delivered to an address in the United States unless Box B or C above is checked.

Note: If Box B is checked, any opinion or other evidence tendered must be in form and substance satisfactory to the Corporation. Holders planning to deliver an opinion of counsel or other evidence in connection with the exercise of Options should contact the Corporation in advance to determine whether any opinions to be tendered or other evidence will be acceptable to the Corporation.

I hereby:

☐ (a) unless this is a cashless exercise, enclose a cheque payable to "**[●]**" for the aggregate Exercise Price plus the amount of the estimated Withholding Obligations and agree that I will reimburse the Corporation for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

☐ (b) advise the Corporation that I am exercising the above Options on a cashless exercise basis, in compliance with the procedures established from time to time by the Administrators for cashless exercises of Options under the Plan. I will consult with the Corporation to determine what additional documentation, if any, is required in connection with my cashless exercise of the above Options. I agree to comply with the procedures established by the Corporation for cashless exercises and all terms and conditions of the Plan. Please prepare the Optioned Shares certificates, if any, issuable in connection with this exercise in the following name(s):

____

____

____
Signature of Participant

____
Name of Participant

Letter and consideration/direction received on ______________, 20 _____.

[●]

By: ______________________________
[Name]
[Title]

SCHEDULE B

CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101, entitled "Disclosure of Corporate Governance Practices" ("**NI 58-101**") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. Information presented in this Schedule B is as of April 29, 2026.

The prescribed corporate governance disclosure for the Company is that contained in Form 58 101F1 which is attached to NI 58-101 ("**Form 58-101F1 Disclosure**").

Set out below is a description of the Company's current corporate governance practices, relative to the Form 58-101F1 Disclosure.

1. Board of Directors

(a) Disclose the identity of directors who are independent.

The following directors of the Company are independent (for purposes of NI 58-101):

Kim G.C. Moody
Thomas Modly
Tim Dunnigan
Christopher Miller
Denis Silva
Scott Larson (Mr. Larson is a current director who is not standing for re-election at the Meeting)

The following new proposed director of the Company will be independent (for purposes of NI 58-101):

Paul Dadwal

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Cameron Chell is not independent as he is the President and Chief Executive Officer of the Company.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the current directors of the Company (six of seven) are independent.

Scott Larson is not standing for re-election as a director. Paul Dadwal, a new proposed director, if elected at the Meeting, is expected to be independent. Assuming all of the proposed seven director nominees, including Paul Dadwal, are elected at the Meeting, a majority of the directors of the Company (six of seven) will be independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following director is presently a director of other issuers that are reporting issuers (or the equivalent):

Director	Other Reporting Issuers
Denis Silva	**Canadian reporting issuers:** Intellistake Technologies Corp. (formerly, The Good Flour Corp.), Kobe Resources Ltd., and Siu Metals Corp.
Christopher Miller	**United States reporting issuer:** Evolution Metals and Technology

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board takes steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. One of the responsibilities of the Chairman of the Board is to provide leadership to the independent directors and to ensure that the policies and procedures adopted by the Board allow it to function independently of management. Matters that require decision making and evaluation that is independent of management and non-independent directors may arise at the meetings of the Board and the committees of the Board. Such matters require a portion of the meeting to be conducted without the presence of management and non-independent directors. At every Board meeting in which these matters arise, including special meetings, the Board holds "in-camera" sessions among the independent directors, without management present so that these matters can be addressed.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Company's Board is led by Cameron Chell, who is a non-independent Chair due to the fact that he has been the CEO and President of the Company within the last three years. As Chair of the Board, Mr. Chell is principally responsible for overseeing the operations and affair of the Board. To provide leadership and autonomy for the Company's independent directors, the independent directors will from time to time hold meetings, or portions of such meetings, at which neither non-independent directors nor officers of the Company are in attendance.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record of each of the directors of the Company for meetings and committee meetings held during the financial year ended December 31, 2025 was as follows:

Name	Board Meetings Attended/Held	Audit Committee Meetings Attended/Held	Compensation Committee Meetings Attended/Held	Nominating and Corporate Governance Committee Meetings Attended/Held
Cameron Chell	5 of 5	N/A	N/A	N/A
Scott Larson	5 of 5	N/A	N/A	1 of 1
Denis Silva	5 of 5	N/A	1 of 1	1 of 1
Kim G.C. Moody	5 of 5	5 of 5	1 of 1	N/A
Thomas Modly	5 of 5	5 of 5	N/A	N/A
Tim Dunnigan	1 of 5	N/A	N/A	1 of 1
Christopher Miller(1)	5 of 5	3 of 3	N/A	N/A
Julie Myers Wood(2)	2 of 2	2 of 2	1 of 1	N/A

Notes:

(1) Mr. Miller became a director on March 19, 2025 and became a member of the Audit Committee on June 17, 2025.

(2) Ms. Wood resigned as a director on June 17, 2025 and thus ceased being a member of any committee of the Board.

2. Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached hereto as Appendix "A".

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board does not have written position descriptions for the Chairman of the Board or the chair of each committee of the Board, however, the Company's various charters do touch upon the role and responsibilities of the chairs of each committee of the Board. The Chairman of the Board has a responsibility to the Company and the shareholders to act in accordance with best practices of corporate governance. The Chairman of the Board, and the Board as a whole, encourage the chairs of each committee to act in accordance with best practices of corporate governance, with measures ranging from informal advice to more formal governance training.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has not developed a written position description for the CEO, however, since the CEO is also on the Board, the Board is able to delineate the role and responsibilities of the CEO in an open and efficient manner. The CEO has significant experience in the public company sector as a shareholder, director and CEO and provides strong leadership and direction to the Company. The Board also provides advice and guidance as required.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

While the Company does not currently have a formal orientation and education program for new recruits to the Board, the Company has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Company, as well as information on the Company's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Company's particular circumstances, including the size of the Company, limited turnover of the directors and the experience and expertise of the members of the Board.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program currently exists for the directors of the Company. The Company encourages directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Company has the responsibility for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Company has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the "**Code**").

(i) **disclose how a person or company may obtain a copy of the code;**

Each director, officer and employee of the Company has been provided with a copy of the Code and a copy of the Code may be obtained from the Company's website at www.draganfly.com or on SEDAR+ at www.sedarplus.ca.

(ii) **describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and**

All suspected Code violations, or potential Code violations, will be investigated. The Audit Committee Chairperson and the Chief Executive Officer will decide on the most appropriate method of investigation in each instance and may seek the assistance of external legal advisors, accountants, or other advisors. To the extent possible, investigators will keep information and reports related to investigations confidential, subject to the need to conduct a full and impartial investigation, to comply with law and to remedy Code violations and monitor compliance.

(iii) **provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.**

There have been no material change reports filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the *Business Corporations Act* (British Columbia), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Code as well as the board committee policies encourage and promote a culture of ethical business conduct. Compliance of the Board with such measures and principles also promotes a culture of ethical business conduct throughout the Company.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

The Company currently does not have any official procedure by which the Board identifies new candidates for Board nomination. Prospective candidates are routinely identified and assessed by the Nominating and Corporate Governance Committee and recommended to the Board for appointment.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee is comprised of three (3) directors, Denis Silva (Chair), Thomas Modly and Cameron Chell. Denis Silva and Thomas Modly are deemed to be independent directors, while Cameron Chell is a non-independent director due to the fact that he has been the CEO and President of the Company within the last three years. The Board is satisfied that the composition of the Corporate Governance and Nominating Committee ensures an objective nomination process. The Corporate Governance and Nominating Committee has a charter that establishes the steps for the process of evaluating and recommending director candidates to the Board, and any recommendation of new directors must be reviewed and approved by the Board, which is comprised of a majority of independent directors.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The purpose of the Nominating and Corporate Governance Committee is to: (i) identify and recommend to the Board individuals qualified to be nominated for election to the Board; (ii) recommend to the Board the members and Chair for each Board committee; and (iii) develop and recommend corporate governance principles for the Board of the Company.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.

See "*Statement of Executive Compensation – Compensation Components*".

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee currently consists of Tim Dunnigan (Chair), Christopher Miller and Kim G.C. Moody, all of whom were affirmatively determined by the Board to be independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each member of the Compensation Committee has direct experience relevant to their responsibilities on the Compensation Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration for companies within the Company's peer group.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee's responsibilities are:

(i) reviewing and making recommendations to the Board with respect to the overall compensation strategy and policies for directors, officers and employees of the Company, including executive officer and management compensation criteria, corporate and personal goals and objectives;

(ii) reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommending to the Board the compensation level of the Chief Executive Officer based on this evaluation;

(iii) reviewing and making recommendations to the Board with respect to the compensation of the Chairman of the Board;

(iv) reviewing and making recommendations to the Board with respect to the annual compensation of all other executive officers and directors of the Company;

(v) reviewing and making recommendations to the Board, as appropriate, in connection with the Company's succession planning with respect to the Chief Executive Officer and other senior executive officers;

(vi) administering the Company's Share Compensation Plan, and any other Stock Option Plan, Restricted Share Unit Plan or Deferred Share Unit Plan that may be in effect from time to time, in accordance with the terms of such plans;

(vii) making recommendations to the Board with respect to the Company's incentive compensation and equity-based plans that are subject to Board approval;

(viii) reviewing and approving the annual public disclosure in the information circular relating to executive compensation of the Company;

(ix) reviewing the results of the annual CEO evaluation prior to submission to the Nominating and Corporate Governance Committee and the Board;

(x) reviewing and making recommendations regarding the form of annual CEO evaluation questionnaire; and

(xi) reviewing and reassessing the adequacy of this charter on an annual basis.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

The Company has a Finance Committee, which currently consists of Cameron Chell (Chair), Thomas Modly and Denis Silva. The Finance Committee's responsibilities are to review short-term and long-term financing plans, consider and evaluate any potential financing opportunities available to the Company and make recommendations to the Board regarding financing activity.

9. Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The role of the Nominating and Corporate Governance Committee is, among other things, to assess the effectiveness of the Board, its committees and its directors. Currently, no assessment of the directors' efficiency and contribution is done on a regular basis.

10. Director Term Limits and Other Mechanisms of Board Renewal.

The Company has not adopted term limits for its directors or other mechanisms of Board renewal. The Company is aware of the positive impacts of bringing new perspectives to the Board, and therefore does occasionally add new members, however, it values continuity on its Board of Directors and the in-depth knowledge of Company held by those members who have a long standing relationship with the Company.

11. Policies Regarding the Representation of Women on the Board.

The Company has not adopted a written policy relating to the selection of women directors. The Company does, however, appreciate the value of a diverse Board of Directors and believes that diversity helps it reach its efficiency and skill objectives for the greater benefit of its shareholders. No specific quota for gender representation on the Board has been adopted so as to allow the Human Resources of the Company and the Nominating and Corporate Governance Committee to perform an overall assessment of the qualities and skills of a potential candidate instead of concentrating on gender, which also helps avoid creating situations where one might think that a person was not retained based solely on that criterion.

12. Consideration of the Representation of Women in the Director Identification and Selection Process.

When the Nominating and Corporate Governance Committee recommends candidates for director positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates. It also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Board to perform efficiently and act in the best interest of the Company and its stakeholders. The Company is aware of the benefits of diversity both on the Board and at the executive level, and therefore female representation is one among the factors taken into consideration during the search process to fill leadership roles within the Company.

13. Consideration Given to the Representation of Women in Executive Officer Appointments.

The Board encourages the consideration of women who have the necessary skills, knowledge, experience and character when considering new potential candidates for executive officer positions.

14. Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions.

The Company has not imposed quotas or targets regarding the representation of women on the Board and in executive officer positions. The Board believes that imposing quotas or targets regarding the representation of women in executive officer positions would compromise the principles of meritocracy and its overall philosophy of equal opportunity and diversity. However, the Board does understand and appreciate the importance of gender equality and diversification and considers this when recruiting for a Board appointment or executive officer position.

15. Number of Women on the Board and in Executive Officer Positions.

Assuming all of the proposed director nominees are elected at the Meeting, none of the directors of will be women. There is presently one woman, Deborah R. Greenberg, serving as an executive officer, representing 25% of the Company's executive officers.

APPENDIX A

to

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Subject to the constating documents of Draganfly Inc. (the "**Company**") and applicable law, the Board of Directors of the Company (the "**Board**") has a responsibility for the stewardship of the Company, including: the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to management and consider management's performance in conjunction with the Company's compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals.

The Board's fundamental objective is to protect and preserve shareholder value by fostering strong corporate governance practices through its leadership and direction of management and guidance of the Company's strategic direction.

COMPOSITION

A majority of the Board shall be "**Independent Directors**" (as defined in the Definitions section of this Charter), taking into account the rules and regulations of any securities regulatory authorities and/or stock exchanges that may be applicable to the Company.

The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders. The Nominating and Corporate Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.

DUTIES AND RESPONSIBILITIES

1. A principal responsibility of the Chairman of the Board (the "**Chairman**") will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chairman need not be independent of management.

2. The Board will ensure that proper limits are placed on management's authority.

3. In conjunction with each annual general meeting, the Board shall:

    (a) appoint a Chairman;

    (b) appoint the senior officers of the Company and approve the senior management structure of the Company; and

    (c) appoint committees of the board, including a Compensation Committee, a Nominating and Corporate Governance Committee, and an Audit Committee. In due course and when considered appropriate, the Board may establish additional committees.

4. The Board will ensure that it adopts and maintains appropriate mandates, charters and position descriptions for the Board, the Chairman, the Chief Executive Officer (the "**CEO**"), the committee chairs, as well as for the committees themselves;

5. The Board shall be responsible for monitoring the performance of the CEO and determining the compensation of the CEO (upon recommendation by the Compensation Committee). The Board

will receive reports and recommendations from the Compensation Committee on both CEO performance and compensation in connection therewith;

6. From time to time, the Board may appoint special committees to assist the Board in connection with specific matters; and

7. The Board shall meet not less than four times during each fiscal year. The Board will also meet at any other time at the call of the Chairman or any director, subject to the constating documents of the Company.

Management Oversight

The Board will ensure the Company has management with the appropriate skillset and experience. This responsibility is carried out primarily by:

(a) appointing the CEO as the Company's business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the CEO's individual performance;

(b) developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives; and

(c) developing a position description for the CEO and reviewing performance against such description.

The foregoing responsibilities will be carried out with the assistance of, and taking into account the recommendations of, the Compensation Committee.

Strategic Planning Process and Risk Management

1. The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company's business.

2. The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of annual corporate objectives for the Company, which are to be reviewed and approved not less than annually, by the Board.

3. The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.

4. The Board will provide guidance to the CEO and senior management team with respect to the Company's ongoing strategic plan. The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.

Internal Controls and Management Information Systems

Through the CEO and Chief Financial Officer, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

COMMUNICATIONS

1. The Board will monitor and periodically review the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:

   (a) effective means to enable shareholders to communicate with senior management and the Board; and

   (b) effective channels by which the Company may interact with analysts and the public.

2. The Board will review and if necessary, approve the content of the Company's major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, the Annual Information Form and any prospectuses that may be issued.

3. The Board will establish and maintain a disclosure policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

4. All directors will have open access to the Company's senior management.

5. The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

SUCCESSION PLANNING

The Board will regularly consider and develop succession plans for the Chairman, CEO and senior management personnel.

BOARD INDEPENDENCE

The Board will, where deemed desirable or necessary, implement appropriate structures and procedures to ensure that the Board can function independently of management which may include the institution of regular meetings of independent directors at every quarterly Board meeting (but at least twice per year), without the presence of management.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Nominating and Corporate Governance Committee, in conjunction with the Chairman and the CEO, is responsible for ensuring that new directors are provided with an orientation and education program.

The Board will assist the Nominating and Corporate Governance Committee in establishing and maintaining an ongoing director education program.

GENERAL OBLIGATIONS

1. Approve all significant acquisition plans and oversee the establishment of priorities for the allocation of funds and financing to various acquisitions.

2. Approve all single expenditure items proposed by the Company as required in the Company's Spending Policy.

3. Approve any policy for hedging.

4. Approve any policy for management of foreign currency risk.

5. Approve the annual budget.

6. Attend, prepare for, and be actively involved in, regular Board meetings and, if applicable, Board committee meetings.

7. With the assistance of the Nominating and Corporate Governance Committee, develop the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

8. Adopt and monitor, through the Nominating and Corporate Governance Committee, a formal "Code of Business Conduct and Ethics" that will govern the behaviour of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.

INDEPENDENT ADVISORS

The Board and any committees may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of the Company.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

"**Executive Officer**" means the Company's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company.

"**Family Member**" means a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.

"Independent Director" means a director that is "independent" as the term is defined in both National Instrument 52-110 - *Audit Committees* ("**NI 52-110**") and Nasdaq Rule 5605(a)(2), as each may be amended from time to time, and being a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:

(a) a director who is, or at any time during the past three years was, employed by the Company;

(b) a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i) compensation for board or board committee service;

(ii) compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation,

Provided, however, that in addition to the requirements contained in this paragraph (b), audit committee members are also subject to additional, more stringent requirements under Rule 5605(c)(2).

(c) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer;

(d) a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i) payments arising solely from investments in the Company's securities; or

(ii) payments under non-discretionary charitable contribution matching programs.

(e) a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(f) a director who is, or has a Family Member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

Adopted by the Board on October 30, 2019, and amended April 14, 2021.